Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

		As of June 30,	As of December 31,
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents		$2,783	$8,026
Restricted cash		10	10
Prepaid clinical trial expenses and deferred clinical trial costs		-	1,514
Prepaid expenses and other current assets		199	249

Total current assets		2,992	9,799
Non-current assets
Operating lease right of use asset	4	73	93
Property and equipment, net		42	38
Total long-term assets		115	131
Total assets		$3,107	$9,930
Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$119	$221
Employees and related liabilities		440	465
Operating lease liability	4	57	56
Accrued expenses		4,275	1,668
Total current liabilities		4,891	2,410

Non-current liabilities:

Operating lease liability	4	2	30
Provision for uncertain tax positions		255	251
Total non-current liabilities		257	281

Total liabilities		5,148	2,691

Commitments (Note 7)
Shareholders’ equity:
Ordinary shares, NIS 0.3 par value; Authorized: 20,000,000 shares as of June 30, 2024, 5,000,000 as of December 31, 2023; Issued and outstanding: 3,468,243 and 1,728,347 shares as of June 30, 2024, and December 31, 2023, respectively.		288	147
Additional paid-in capital	5a	52,352	48,955
Accumulated deficit		(54,681)	(41,863)

Total shareholders’ (deficit) equity		(2,041)	7,239

Total liabilities and shareholders’ (deficit) equity		$3,107	$9,930

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

		For the Six Months Ended June,
	Note	2024	2023

Operating expenses:
Research and development expenses		$(11,407)	$(2,700)
General and administrative expenses		(1,503)	(1,968)

Operating loss		(12,910)	(4,668)

Financial income, net	8	92	179

Net loss and comprehensive loss		$(12,818)	$(4,489)

Basic and diluted net loss per share	6	$(3.12)	$(4.12)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		4,114,155	1,090,452

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDESNED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (Unaudited)

U.S. dollars in thousands

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ (deficit) equity
	Number	Amount

Balance as of January 1, 2023	1,081,755	$94	$43,446	$(32,519)	$11,021

Share-based compensation to employees and directors	-	-	441	-	441

Share issuance to service providers	8,697	*			*
Net loss and comprehensive loss	-	-	-	(4,489)	(4,489)

Balance as of June 30, 2023	1,090,452	$94	$43,887	$(37,008)	$6,973
Balance as of January 1, 2024	1,728,347	$147	$48,955	$(41,863)	$7,239

Share-based compensation to employees and directors	-	-	198	-	198
Share issuance (Note 5a)	297,896	24	(24)	-	-
Issuance of common stock, warrants and prefunded warrants upon private placement, net of underwriting commissions and other offering costs (Note 5c)	447,500	36	3,304		3,340
Exercise of prefunded warrants (Note 5c)	994,500	81	(81)	-	-
Net loss and comprehensive loss		-	-	(12,818)	(12,818)
Balance as of June 30, 2024	3,468,243	$288	$52,352	$(54,681)	$(2,041)

(*) Represents amount less than $1.

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	For the Six Months Ended June,
	2024	2023
Cash flows from operating activities

Net loss	$(12,818)	$(4,489)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8	6
Exchange rate differences on cash, cash equivalents and restricted cash	(3)	3
Net change in operating lease asset and liability	(7)	-
Share-based compensation to employees and directors	198	441
Interest income	-	71
Change in:
Other current assets	1,564	(23)
Trade payables	(102)	(139)
Other accounts payable	2,516	175
Net cash used in operating activities	(8,644)	(3,955)

Cash flows from investing activities

Purchase of property and equipment	(12)	-
Purchase of short term deposit	-	(1,000)
Proceeds from short term deposit	-	6,000

Net cash provided by (used in) investing activities	(12)	5,000

Cash flows from financing activities

Proceeds from issuance of shares and prefunded warrants	4,000	-
Issuance costs	(590)	-
Net cash provided by financing activities	3,410	-

Effect of Exchange rate changes on cash, cash equivalents and restricted cash	3	(3)
Change in cash, cash equivalents and restricted cash	(5,243)	1,042
Cash, cash equivalents and restricted cash at the beginning of the period	8,036	4,106

Cash, cash equivalents and restricted cash at the end of the period	$2,793	$5,148

Supplemental cash flow information:

	As of June,
	2024	2023
Cash and cash equivalents	$2,783	$5,138
Restricted cash	10	10
Total cash, cash equivalents and restricted cash	$2,793	$5,148

Financial activities not involving cash flow:

Issuance costs	$70	$-

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: GENERAL

a.
PainReform Ltd. ("the Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $12,818 and $4,489 for the six-month periods ended June 30, 2024, and 2023, respectively. During the six months ended June 30, 2024, and 2023, the Company had operating cash outflows of $8,644, and $3,955, respectively. As of June 30, 2024 the company has a deficit of $1,899 in working capital. The Company expects to continue to incur losses and negative cash flows from operations until its products reach profitability, if at all. As of June 30, 2024, the Company’s accumulated deficit was $54,681. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash) in the amount of $2,793 as of June 30, 2024.

The Company expects to continue incurring losses and negative cash flows from operations until its product, PRF-110, reaches commercial profitability, if at all. As a result of the initiation of the Company’s’ Phase III clinical trial, along with its current cash position, the Company does not have sufficient resources to fund operations until the end of its Phase III study nor to continue as a going concern for at least one year from the issuance date of these financial statements.

Management’s plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities or curtail or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and does not include any adjustments that might result from the outcome of this uncertainty.

c.
The Company reports its financial results in U.S. dollars. A portion of research, development, general and administrative expenses of its Israeli operations are incurred in New Israeli Shekel ("NIS") As a result, the Company is exposed to exchange rate risks that may materially and adversely affect its financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of its operations in Israel would increase and its results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of its Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if and to the extent that, it outpaces or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on its financial condition during the Six months ended June 30, 2024 and 2023, respectively. Given its general lack of currency hedging arrangements to protect it from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. The Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

d.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. The conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect its business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are not possible to predict.

e.
On October 7, 2023, an attack was launched against Israel, which thrust Israel into a state of war. The Company is continuing the development of its product and progressing with the clinical trials taking place out of Israel. The Company's management does not expect this situation to have a material impact on its operations or its business results. As of the date of these financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”).

Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC")” Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2023 Form 20-F.

The year-end balance sheet data were derived from the audited financial statements as of December 31, 2023, but not all disclosures required by U.S. GAAP are included.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement of the Company’s financial position as of June 30, 2024 and its results of operations and cash flows for the Six months ended June 30, 2024 and 2023 have been included. Operating results for the Six months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024 or any other interim period or for any other future year.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are consistent with those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F:

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: RIGHT OF USE ASSETS AND LEASE LIABILITY

On August 1, 2023, the Company signed a lease agreement ("the lease agreement") for its principal offices for a period of one year, or until July 31, 2024, with an option on behalf of the Company for a period of additional one year until July 31, 2025 ("the additional period), that the Company’s management exercised on May 2024 .In the additional period the rent will increase by 2%, instead of the 5% that was originally set.

NOTE 5: SHAREHOLDERS’ EQUITY

a.	Warrants and Warrants units

The following table summarizes the warrants and warrants units outstanding as of June 30, 2024:

Type	Issuance Date	Number of warrants	Exercise price	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$67.20 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	148,106	$67.20 (*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$100.00	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$88.00	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$88.00	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$46.00	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$50.60	March 8, 2026
December 2023 warrants (**)	December 28, 2023	935,792	$0.80	April 15, 2029
December 2023 warrants	December 28, 2023	32,753	$3.56	December 28, 2028
Warrants issued to investors (***)	April 15, 2024	5,000,000	$0.80	April 15, 2029
Warrants issued to underwriters (***)	April 15, 2024	350,000	$1.00	April 15, 2029
TOTAL		10,268,762

(*) Each 10 warrants are exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $88.00 (Note 5d).
(**) On April 15, 2024, the Company amended the terms of certain existing warrants to purchase up to an aggregate of 935,792 ordinary shares that were previously issued in December 2023 (the “December 2023 Warrants”). Pursuant to the terms of the amendment, the exercise price of the December 2023 Warrants was reduced from $2.85 per share to $0.80 per share, and the expiration date was amended from December 28, 2028 to April 15, 2029, due to the change of the exercise price of the 935,792 warrants, the fair value of the warrants was increased by 177 which the company recorded and offset in the same amount, in the additional paid in capital, the company used black and Scholes model with these estimations: expected terms of 4.75 years, interest risk free of 4.68%, yearly volatility of 97.24%.
(***) In April 15, 2024 the company issued to investors 5,000,000 warrants with an exercise price of $0.80 and additional 350,000 warrants with exercise price of $1.00 to the underwriters. (Note 5d)

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: SHAREHOLDERS’ EQUITY (Cont.)

On July 14, 2023, the Company sold to a certain institutional investor (“the investor”) 117,930 ordinary shares at a purchase price of $9.00 per share, and prefunded warrants to purchase up to 183,300 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million. In addition, the Company issued to the investor unregistered warrants to purchase up to 301,230 ordinary shares in a concurrent private placement.

On July 18, 2023, the Company sold to the investor 145,000 ordinary shares at a purchase price of $9.00 per share, and prefunded warrants to purchase up to 21,666 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million. In addition, the Company issued to the investor unregistered warrants to purchase up to 166,666 ordinary shares in a concurrent private placement.

On December 28, 2023, the Company entered into an inducement offer letter agreement, or the Inducement Letter, with the investor, of certain of the Company’s existing warrants to purchase up to (i) 301,230 ordinary shares issued on July 14, 2023 at an exercise price of $9.00 per ordinary share, or the July 14 Warrants, and (ii) 166,666 ordinary shares issued on July 18, 2023 at an exercise price of $9.00 per ordinary share, or the July 18 Warrants and together with the July 14, Warrants, the Existing Warrants.

Pursuant to the Inducement Letter, the investor agreed to exercise for cash its Existing Warrants to purchase an aggregate of 467,896 ordinary shares at a reduced exercise price of $2.85 per ordinary share, resulting in gross proceeds to the Company of approximately $1.3 million, and net proceeds of approximately $1 million. In addition, the Investor received 935,792 new warrants with an exercise price of $2.85.

As of December 31, 2023 the Company issued 170,000 shares out of the 467,896 shares that the investor paid for, leaving the investor with the right to receive an additional 297,896 shares. On March 12, 2024 the Company issued 121,896 ordinary shares and On April 9, 2024, the Company issued the remaining 176,000 ordinary shares. As of June 30, 2024 all the prefunded shares that were registered on December 31, 2023 were issued to the investor.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: SHAREHOLDERS’ EQUITY (Cont.)

b.	Share-based compensation:

1. The 2008 Plan:

Share options outstanding and exercisable to employees and directors under the 2008 Share Option Plan (the “2008 Plan”) as of June 30, 2024 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31,2023	15,388	$2.40	0.25
Options granted	-	-	-
Options exercised	-	-	-
Options expired	(15,388)	2.40	0.25
Options outstanding as of June 30, 2024	-	$-	-

Options exercisable as of June 30, 2024	-	$-	-

The share options were expired without being exercised on April 2, 2024.

2. The 2019 Plan:

Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of June 30, 2024, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31,2023	187,994	$11.94	8.69
Options granted	-	-	-
Options exercised	-	-	-
Options expired	(10,861)	5.70	-
Options outstanding as of June 30, 2024	177,133	$12.32	8.18

Options exercisable as of June 30, 2024	148,132	$13.59	8.07

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: SHAREHOLDERS’ EQUITY (Cont.)

c.	On April 15, 2024, the Company sold to certain institutional investors an aggregate of (i) 447,500 of its ordinary shares (the “April 2024 Shares”), (ii) 4,552,500 prefunded warrants to purchase 4,552,500 ordinary shares (the “Prefunded Warrants”), and (iii) 5,000,000 warrants to purchase 5,000,000 ordinary shares (the “Investor Warrants”), at a purchase price of $0.80 per April 2024 Share and accompanying Investor Warrant, and $0.7999 per Prefunded Warrant and accompanying Investor Warrant, and (iv) 350,000 warrants to purchase 350,000 ordinary shares at a purchase price of $1.00 were issued to the underwriter resulting in gross proceeds of approximately $4.0 million. The net proceeds from the transaction were $3.3 million. Up to June 30, 2024 the company issued to the investors 994,500 ordinary shares out of the prefunded warrants, leaving 3,558,000 as a prefunded warrants. The Prefunded Warrants and the Investor Warrants and were classified as equity.

NOTE 6: LOSS PER SHARE

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares, prefunded warrants, and vested ordinary shares issuable for little or no further consideration outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options, and warrants, which are included under the treasury stock method when dilutive.

For the periods ended June 30, 2024, and 2023, all outstanding share options and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

NOTE 7: COMMITMENTS AND CONTINGENCIES

On November 13, 2020, and December 3, 2020, the Company entered into a Master Clinical Research Organization Agreement (the “First Agreement”) and a Master Clinical Trial Agreement (the “Second Agreement”) with Lotus Clinical Research (“Lotus”) as the Company’s clinical research organization.

According to the agreements Lotus will serve as the clinical research organization for the Company’s planned Phase 3 trials of PRF-110, which began in March 2023 and to take place during the years 2023 - 2024. On April 2024, the Company and the CRO negotiated and signed the updated terms of the First Agreement and the Second Agreement and mutually agreed to update the total milestone completion payment to $6.3 million and to update the payment for the actual number of evaluable subjects to $10.3 million, for a total of $16.6.

As of June 30, 2024, the Company recognized as expenses all the prepaid clinical trial of $1,514, as the clinical trials of the last patients were finalized in June 2024. As of June 30, 2024 and 2023, the Company recognized clinical trial expenses of $11.4 million and $2.7 million, respectively.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: FINANCIAL INCOME, NET

	Six Months ended June 30,
	2024	2023

Bank fees	(9)	(8)
Interest income	98	190
Exchange rate differences	3	(3)
Total financial income, net	$92	$179

NOTE 9:  FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 10: SUBSEQUENT EVENTS

On July 18, 2024 PainReform board of directors approved:

1.	An increase in the employees' options pool to 600,000 options for ordinary shares of the company.

2.	A grant of 28,000 options to a company employee with an exercise price of $0.54, every three months 2,333 options will be vested, these options will be expired after 10 years.

On August 13, 2024, PainReform hold an extraordinary general meeting, in which the following proposals were approved:

1.
To increase the Company’s authorized share capital by 40,000,000 shares, such that following the increase, the authorized share capital shall be divided into 60,000,000 ordinary shares, nominal value NIS 0.3 each, and to amend the Company’s articles of association accordingly.

2.
To cancel the nominal value of the Company’s ordinary shares such that, subject to the approval of Proposal 3, the Company’s authorized share capital will be divided into 60,000,000 ordinary shares with no nominal value, and to amend the Company’s articles of association accordingly.

3.
To approve a reverse split of the Company ordinary shares, so that every six ordinary shares of the Company with no nominal value will be combined into one share and to amend the Company Articles of Association accordingly. As of the August 15, 2024 The reverse split is not effective. The company's pro forma Basic and diluted net loss per share as of June 30, 2024 and 2023 giving retroactive effect to the reverse split, will be 18.69 and 24.70, respectively and the weighted average number of shares of Ordinary Shares used in computing basic and diluted net loss per share as of June 30, 2024 and 2023 will be 685,693 and 181,742, respectively